Exhibit 99.8



Environment, Health & Safety Report 2004

Contents

1    About ASML
2    Environment, Health & Safety Policy Statement
3    Looking Back
4    Looking Ahead
5    General EHS
6    Environment
7    Health
8    Safety
9    Product EHS
10   ASML Worldwide Contact Information

1.   About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines critical to the production of integrated circuits or chips.

ASML technology transfers circuit patterns onto silicon wafers to make integrated circuits. This technology is key to making integrated circuits smaller, faster and cheaper.

Our technology is known as optical lithography. ASML systems are called steppers and Step & Scan tools (scanners). They use a photographic process to image nanometric circuit patterns onto a silicon wafer, much like a camera prints an image on film.

Most of the major global semiconductor manufacturers are ASML customers. We are committed to providing customers with the right technology that is production-ready at the right time. Doing so enables our customers and their customers to sustain their competitive edge.

The ASML TWINSCAN(TM) lithography system exemplifies our technology leadership. It is the industry's only dual-stage system that allows exposure of one wafer while simultaneously measuring another wafer. Another example of ASML technology leadership is our new immersion lithography system. It replaces the air over the wafer with fluid to enhance focus and shrink circuit dimensions. These technologies mean greater productivity for our customers.

ASML's corporate headquarters is in Veldhoven, the Netherlands. The company has lithography research, development and manufacturing operations in Wilton, Connecticut, U.S. and Veldhoven, the Netherlands. Training and application facilities are located in Asia, Europe and the United States.

ASML's largest business focuses on lithography systems for 200- and 300-millimeter wafer manufacturing.

ASML Special Applications focuses on solutions for application markets, where it has evolved as the lithography market leader in serving the Thin Film Head and Compound Semiconductor industry. Our Remarketing Service has developed expertise to remanufacture and relaunch pre-owned ASML equipment into the market.

ASML MaskTools provides innovative mask technologies and software products that extend the limits of optical lithography for chip manufacturing at the 90 nanometer node and beyond. These are optimized for ASML's advanced scanners, enabling the delivery of complete and integrated mask design to wafer imaging solutions.

ASML Optics provides precision optical modules for the PAS 5500 and TWINSCAN lithography systems. ASML Optics also offers design-to-image solutions, in optical design and manufacturing, clean room assembly, systems engineering and metrology for a broad range of commercial applications, serving customers worldwide.

ASML operates in 14 countries and over 50 sales and service locations. We have experts located at customer sites, backed by a global pool of ASML engineers and other professionals.

ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

For more information, visit: www.asml.com

2.   Environment, Health & Safety Policy Statement

ASML is a responsible global citizen committed to safeguarding the welfare of our employees and the community and environment we work in. We therefore strive to conduct our operations in an environmentally responsible manner, and to create health and safety practices and work environments that protect employees from injury or occupational illness.

We will achieve this by:

o Meeting or exceeding applicable Environment, Health and Safety (EHS) regulatory requirements

o Proactively promoting employee health and safety, continuously improving our performance in this area

o Ensuring the environmental and safety performance of our products and auxiliary equipment for our employees, distributors and customers through appropriate design

o Continuously improving our environmental performance by using materials and energy efficiently and by reducing waste, emissions and discharges as much as practically achievable

o Developing and implementing EHS procedures and reviewing them periodically to ensure their effectiveness

o    Informing and educating our employees about the EHS policy and procedures

o    Communicating EHS issues with our stakeholders

o    Communicating our EHS performance in an annual report

To enable us to achieve these objectives, ASML will integrate EHS into our business planning and decision-making as much as possible, monitoring our performance and establishing clear targets on an ongoing basis.

Theo Bartraij
EHS Management Representative
January 28, 2005

3.   Looking Back

Meeting EHS objectives for 2004

The following measures were taken in 2004 to address our EHS objectives for the year, as described in the 2003 EHS report (Goals for 2004).

Increasing EHS awareness worldwide

ASML obtained full global ISO 14001 certification in 2004. As this requires us to have fully trained facilitators worldwide, we therefore introduced a new online training course for all employees, entitled "General Introduction to EHS."

Ensuring consistent incident analysis

In 2004, we investigated the possibility of implementing Tripod Beta, an incident analysis tool. An independent expert was hired to explain the system, which could potentially provide insight into the effectiveness and latent failures of control mechanisms. However, on the basis of the investigation, Tripod Beta was deemed not to be a suitable tool for ASML's purposes and therefore will not be implemented.

Cutting energy and water consumption and waste

Building on our findings in 2003, we reduced energy and water consumption and waste by implementing those measures that proved feasible. As a result, we cut energy consumption by 6.8%, water consumption by 9.5% and waste materials by 11.9%. Our objectives for 2004 were met, and we will now define key environmental performance indicators for 2005-2008.

Meeting OHSAS 18001 standards

OHSAS 18001 is a voluntary international standard for occupational health and safety management systems. In 2003, we began to evaluate our existing measures and procedures against the OHSAS 18001 safety management criteria. ASML will continue the further integration of health and safety elements into the environmental management system.

Other key developments in 2004

Environmental Management Plan 2005-2008

In 2004, as required by our Environmental Permit, ASML in Veldhoven, the Netherlands, submitted a new Environmental Management Plan for approval to the local authorities. This plan, effective as of January 1, 2005, sets key objectives for the improved measurement and reporting of environmental data (e.g., for emissions to air, water consumption, waste materials and energy consumption).

4.   Looking Ahead

EHS awareness

To increase the EHS awareness at ASML, an EHS General Introduction Training will be implemented. Furthermore, training on evaluating EHS aspects within the development phase will be given within the Research & Development (R&D) department.

To support the structured approach of EHS within ASML, health and safety elements will be integrated within the environmental management system. Furthermore, the ISO 14001:1996 certified environmental management system will be made compliant with the new ISO 14001:2004 standard for all worldwide activities of ASML.

Health and safety improvements

As part of the continuous drive for health and safety improvements, ASML will start a new process of workplace inspections (Risk Inventory & Evaluations) at all applicable production and office locations in 2005.

Due to recent changes in health and safety legislations, ASML will update its health policy and investigate the further impact of these changes on ASML activities.

Product EHS

To investigate the EHS impact of ASML products, a life cycle analysis of TWINSCAN(TM) systems will become part of their product roadmap. In 2005, ASML will introduce and ship TWINSCAN systems with a lower electricity use. Furthermore, a safety review will be introduced for the Extreme Ultra Violet
(EUV) tool.

5.   General EHS

Reducing risks, protecting people

Guarding the health and safety of all those who come into contact with our products and services is a priority at ASML. This means making sure that all our facilities are safe to be in, that our business processes are safely carried out, and that our products are safe to use. It also means ensuring that our employees and users are properly informed about safety procedures. We therefore conduct annual routine assessments, followed by corrective actions and periodic management reviews, to monitor and ensure that our health and safety procedures are operating effectively and efficiently.

EHS management system

Global commitment, local requirements

ASML is committed to world-class EHS performance at every site, and our integrated Environmental, Health and Safety policy applies around the globe. For all countries in which we operate, our environmental management system is based on and certified according to the ISO 14001 standard for the environment. At the same time, complex and inconsistent local regulatory requirements and different cultural attitudes to EHS issues require a decentralized - but aligned - EHS management system.

Regional management, central alignment

ASML believes that effective EHS management depends on timely and direct communication and control, and this is reflected in our management system, which focuses on regional management and limited central directives.

ASML's headquarters in Veldhoven, the Netherlands is responsible for developing policies and procedures in consultation with the Board of Management. To steer EHS management issues worldwide and work towards a global management system (see below), ASML has established an EHS Policy Board. Coordinated by a worldwide EHS coordinator, the EHS Policy Board comprises members of senior management from each ASML site and the senior member of the Human Resources department and Facilities department, respectively. The Policy Board reports directly to the Executive Vice President of Operations.

At the regional level, EHS managers are assigned for each of our production sites in Europe and the United States. For the Customer Support organization, an overall EHS Manager coordinates EHS issues through local EHS facilitators, of which there is at least one per country. In addition, within the R&D department, product safety engineers based in Wilton, Connecticut and Veldhoven, the Netherlands monitor all EHS issues relating to ASML's products.

ASML employs 12 environmental, health and/or safety specialists to monitor and manage EHS issues, and our production locations employ full-time EHS staff. Within our Customer Support group, EHS management in the field is carried out by EHS managers, coordinators and facilitators on a part-time basis, as part of their engineering role.

International occupational health and safety management system

ASML continues to monitor gradual developments toward an international occupational health and management system. Key advancements in 2004 included the release by the American National Standards Institute, in North America, of the draft Z10 Standard for a safety and health management system. In addition, the British Standards Institute officially adopted the OHSAS 18001 health and safety management system, and the International Standards Organization is also striving to implement a similar safety and health management system.

In the meantime, ASML has begun actively integrating the common elements of these safety and health management systems into its overall safety program. These common elements include a safety policy, audits, training, standard procedures, and reporting systems. In order to ensure excellence and learn from each other, each site will share its experiences with these common elements with other sites. On the basis of these insights, best practices or procedures will be adopted worldwide.

EHS awareness training

In 2004, ASML introduced a new online training course for all employees entitled "General Introduction to EHS."

Through the combined efforts of EHS and Customer Support Technical Training, two new EHS training modules are now available via ASML's Online Academy. These computer-based training (CBT) modules have been specially developed to meet ASML's need to roll out basic EHS training efficiently, consistently and globally. The first module, Environmental, Health and Safety Introduction, covers the EHS topics that all ASML employees should be aware of. The second module, EHS Technical Training, covers EHS aspects for all technical related jobs and for all employees who need access to cleanrooms.

The Veldhoven, Netherlands site trained 787 employees; Tempe, Arizona trained 250 employees; and the Wilton, Connecticut site trained 741 employees. In addition, the Customer Support group trained 1,457 employees.

EHS incident reporting

Examples of events or situations that must be reported include (but are not limited to) injuries requiring medical attention, fires and/or explosions, and chemical leakage.

Near misses, incidents and accidents are reported by means of an incident report, which is then published on ASML's intranet and investigated by the EHS department. ASML is also obliged to report serious incidents within 24 hours to the relevant authorities. Serious incidents are defined as:

o Accidents after which the victim is admitted to hospital (even if only for observation)

o    Incidents causing substantial material damage

o    Incidents which may have caused environmental damage

EHS evaluation of suppliers

Within the mandate of the ISO 14001 Environmental Management System, ASML periodically reviews all significant environmental aspects of goods and services used by the company and communicates any relevant procedures and requirements to suppliers and contractors. We have now launched a new evaluation process for suppliers that includes not only these environmental aspects, but also all health and safety requirements. Key suppliers and those considered to be particularly relevant in terms of EHS (e.g., suppliers of chemicals and utilities, waste disposal companies) are issued a detailed EHS supplier evaluation checklist. The EHS supplier evaluation checklists are completed and analyzed by the EHS managers of ASML. Suppliers are rated and categorized as follows:

Type of supplier       Definition

-------------------------------------------------------------------------------
Green                  Suppliers with a valid ISO 14001 certificate

Yellow Suppliers with a proper environmental management system but no ISO 14001 certificate

Red Suppliers not in compliance (or suspected not to be in compliance) with legal requirements

In 2004, thirty-five percent of all ASML suppliers have been evaluated. From those evaluated, twenty-five percent are certified according to ISO 14001 and therefore have been categorized as "Green" suppliers. No suppliers have been categorized as "Red."

For suppliers categorized as "Yellow," an EHS audit schedule will be put in place. Priority will be given to suppliers that carry out activities on ASML properties (i.e. contractors) and suppliers that deliver chemicals and utilities.

All "Red" suppliers will be notified of their inclusion in this category as well as the consequences of this placement. In deliberation with the supplier, actions will be taken to become compliant.

EHS audits

ASML regularly conducts both internal and independent external EHS audits to monitor compliance with EHS standards.

Internal audits

ASML conducts internal EHS audits according to a worldwide audit schedule. To perform these audits, internal auditors are trained to accepted standards. In so far as possible, internal audits are conducted on a local basis (i.e., by local auditors), although coordinated centrally. In addition, ASML's EHS staff carries out international internal audits.

In 2004, ASML carried out over twice as many internal ISO 14001 audits as in 2003 (78 in 2004 compared to 35 in 2003).

External audits

During 2004, an independent certification body carried out external audits at 12 of ASML's locations. These audits included all ASML production locations and a random sample of ASML's local offices.

No major non-compliances were found during these audits, enabling ASML to maintain its ISO 14001 certification worldwide.

External relations

Environmental and safety permits

ASML has all applicable environmental and safety permits for its buildings and operations in all locations. These permits are maintained and checked for compliance in consultation with the local authorities. During these checks no major non-compliances have been found. ASML is fully compliant with all legal requirements on environment and safety.

Local fire brigade emergency drills

In cooperation with ASML's emergency and first aid team, the Veldhoven fire brigade has executed three emergency drills in 2004 on the premises of ASML Veldhoven. For these fire drills ASML Veldhoven has voluntarily made its buildings and facilities available.

6.   Environment

Reporting methodology

The environmental data in this report have been provided by our EHS reporting organizations and are consolidated at our corporate headquarters.

ASML applies the following consolidation criteria:

o Data are reported by each manufacturing activity in Veldhoven, the Netherlands (including Eindhoven site), Wilton, Connecticut and Richmond, California. For our sales and service locations, consolidation is done on a worldwide level;

o    Data from locations closed are excluded in the year of closure.

The preparation of these data requires our EHS reporting organizations to make estimates and assumptions that affect the reported data. Actual figures could differ from those estimates.

During 2004, ASML made changes to its administrative systems and procedures in order to be able to report its environmental numbers using fewer estimates and assumptions and consolidating more sales and service locations. In addition, ASML implemented further measures to improve its internal controls over reporting environmental data. As a consequence, in this report, we have restated our 2003 figures and present both the originally reported figures as well as the actual numbers for 2003 in order to make comparison easier.

ASML reports in units according to the International System of Units (SI).

New roof in Richmond

In 2003, due to rainwater leaks, ASML decided to replace the roof of its Richmond, California facility. Untouched since the building's erection in 1984, the original roof consisted of asphalt strip without insulation. The drive to obtain ISO 14001 certification for Richmond in 2003 focused attention on issues such as the electricity consumed by air conditioning and heating. As a result, a roofing design that features foam insulation underlay and a white, heat-reflecting upper surface was selected and installed in 2004.

Conserving energy

ASML pursues opportunities to use energy in the most efficient way possible, minimizing associated gas emissions in the process. We do this by developing energy-efficient products, investigating alternative energy sources and reducing energy consumption in all our operations.

Total energy consumption

ASML's total energy consumption fell by 6.8% in 2004, largely due to the closure of the two production and office buildings in Veldhoven.

An increase in energy consumption is anticipated for 2005. This will be mainly a result of increased electricity consumption in Veldhoven due to the occupation of the 2,500 square metre cleanroom in Building 4B (formerly part of a warehouse) from December 15, 2004 onwards.

                            [PIE CHARTS AND GRAPHS]

Fuels

Fuels include the natural gas used at all ASML production sites, fuel oil used in Wilton and Tempe and propane, used in Wilton, predominantly for central heating.

Total fuel consumption dropped by 5.2% in 2004.

                                           2003             2003          2004
                                 (as previously       (restated)
                                      reported)
-------------------------------------------------------------------------------
Fuels used (x10(12) Joule)                 386               413           392

The decrease in ASML's gas consumption is mainly explained by the closure of two production and office buildings in Veldhoven.

In Wilton, natural gas consumption has decreased, although fuel oil consumption has increased. This is due to the price of natural gas, which was significantly more expensive than fuel oil in 2004. More fuel oil was therefore used for central heating.

Cogeneration plant in Veldhoven

In Veldhoven natural gas is used for the production of electricity in a cogeneration plant. The following amounts of natural gas have been used and electricity produced by the cogeneration plant in Veldhoven:

                            Natural gas used             Electricity produced
2003                        135 x 10(12) Joule           53 x 10(12) Joule
2004                        146 x 10(12) Joule           50 x 10(12) Joule

The cogeneration plant in Veldhoven is used as an emergency power plant and for cooling purposes.

Specific gases

Due to the closure of two production and office buildings at ASML Veldhoven, involving the stripping of two large nitrogen tanks, nitrogen delivery in Veldhoven fell by 64.5% in 2004 (compared to 2003). Total reduction of nitrogen purchased at all production locations of ASML was 24.4%. Nitrogen production was cut by 2.1% and the usage of specialty gases by 2.3%. This means that total inert gases fell by almost 15.0%.

Inert gases (x10(6) m(3))             2003* (as           2003          2004
                                     previously     (restated)
                                      reported)
Nitrogen produced                          4.71           4.70          4.60
Nitrogen bulk purchased                    0.66           6.51          4.92
Specialty gases purchased                  0.02           0.03          0.03
Total inert gases                          5.39          11.24          9.55

*  In the EHS report 2003 figures were reported in tons.
   In the EHS report 2004 figures are reported in m3.

                            [PIE CHARTS AND GRAPHS]

Water consumption

ASML is committed to reducing its water consumption through comprehensive, state-of-the-art reuse, recycling and other water-reduction projects.

Consumption of tap water fell by 9.5%, mainly due to the closure of two production and office buildings and two ASML restaurants in Veldhoven.

                            [PIE CHARTS AND GRAPHS]

Emissions to air and water

ASML monitors emissions from its operations to the air and to water in order to minimize them or eliminate any adverse impact on the environment. Emissions of greenhouse gases (i.e., nitrogen oxide [NOx] and carbon dioxide [CO2]) are by-products of our combustion processes. In addition, a number of specialty gases (natural constituents of the atmosphere), including helium, krypton and fluorine, are used in varying quantities and compositions in our lithographic systems (see also paragraph on specific gases). The fluorine is captured and the noble gases emitted into the atmosphere. The fluorine traps are subsequently returned to the manufacturer for recycling.

Air

Emissions of greenhouse gases decreased by 8.1% in 2004 as a result of reduced energy use (electricity and natural gas). Emissions of CO2 direct fell by 8.1%, CO2 indirect by 8.5% and NOx direct by 5.2%.

                            [PIE CHARTS AND GRAPHS]

Water

In Veldhoven, the quality of waste water (after neutralization) is measured annually by an independent expert. The level of acidity after neutralization units is continuously monitored. These measurements showed that there was no violation of the legal waste-water quality standards in 2004.

In 2004, an automated dosage system was implemented for the cooling water additives. Chemicals are delivered to the ASML site in bulk and pumped to the automated dosage system via a closed piping system. The implementation of this system has brought an end to the processing of relatively small amounts of chemicals, thereby reducing risks for incidents and accidents as they relate to both environment and safety.

Release of waste materials

We are continuing to make strides in minimizing waste and enhancing efficiency in the use of materials throughout our processes. In addition, by maximizing our recycling efforts, we promote sustainable production practices and reduce landfill. The ASML facilities in Veldhoven, Wilton and Tempe operate a glass, paper and plastic collection and recycling program. In addition, product shipping containers are returned to the company for reuse.

                            [PIE CHARTS AND GRAPHS]

Of all waste materials disposed at the Veldhoven location, approximately 70% is recycled by a certified waste handling company.

Hazardous waste reduction and disposal

ASML is committed to the reduction and safe disposal of hazardous waste and cut total hazardous waste by 50.1% in 2004.

                                                  2003          2003       2004
                                        (as previously    (restated)
                                             reported)
--------------------------------------------------------------------------------
Hazardous waste materials (x1,000 kg)               77           105         53

The decrease in the amount of hazardous waste materials for ASML in 2004 compared to 2003 is mainly due to the Richmond, California soil remediation project, initiated and completed in Q4 2003, involving the safe disposal of 44,000 kg of polluted soil.

A number of projects initiated in 2004 in Veldhoven to reduce hazardous waste continue, including:

o Improvements to our "First in, first out" (FIFO) system for chemicals, resulting in fewer chemicals becoming obsolete, leading to a reduction in the disposal of such chemicals

o More bulk deliveries of chemicals, leading to a reduction of packaging materials that require disposal as hazardous waste

o Changes to processes for empty chemical packaging, whereby the packaging can be disposed of in the domestic waste container

o The closure of two production and office buildings in Veldhoven. In 2003, these closures led to the disposal of a large number of left-over chemicals, concluding in Q4 2003.

Non-hazardous waste

Non-hazardous waste was reduced by 7.6% in 2004.

                                    [TABLE]

At our Veldhoven facility, we now separate foil from plastic waste and use a foil compressing machine, which also bales the foil. The foil is separated by type of polymer (into polyethylene [PE] and polypropylene [PP]), then recycled into granules ready for use by the plastic processing industry.

In 2004, ASML's Veldhoven warehouse was contracted out, transferring responsibility for the disposal of the warehouse waste materials to the subcontractor. These warehouse waste materials therefore no longer count as ASML waste materials.

In Wilton, a waste recycling program was started to transform hazardous into non-hazardous waste. The amount of hazardous waste in Wilton therefore decreased and the amount of non-hazardous waste increased in 2004.

In Tempe, ASML launched a universal waste recycling program with the objective to manage certain waste materials generated as a result of ASML's operations, not only in Tempe itself but also at the Customer Support field offices. Materials recycled under this program include printed circuit boards (PCBs), aluminum, steel, batteries (Ni-Cad), electrical connections, plugs and wiring, and all materials containing copper. The program is coordinated and implemented by ASML and the final recycling of all the scrap materials is handled by an external state-licensed contractor. The contractor provides ASML with a monthly log of materials shipped to the recycling facility. The contractor pays ASML a percentage for all high-grade circuit boards and other electronic parts, according to market pricing.

At our Richmond, California site, we have begun separating cardboard from domestic waste material, as cardboard is not considered to be waste in the U.S.

The quantity of non-hazardous waste in Wilton has undergone a one-off increase in 2004 due to the removal of a large number of outdated computers, within the scope of the ASML Infrastructure Modernization (AIM) program.

Environmental emergencies

Environmental incidents

Environmental incidents fell by 50% in 2004 (from 10 incidents in 2003 to 5 in 2004), predominantly as a result of the improved monitoring of waste-water discharge after neutralization. All five incidents occurred in Veldhoven and did not result in damage to the environment.

Environmental emergency drills

Fewer environmental emergency drills were held in 2004 than in 2003 (4 in 2003 compared to 1 in 2004). Particular attention will be paid to this issue in 2005.

7.   Health

ASML's health policy

ASML strives to be a healthy organization with minimal employee illness. ASML's health policy reflects how much we value the well-being and work-life balance of our people.

We have a number of processes and initiatives in place to both prevent and reduce absenteeism due to illness. ASML pays attention to optimizing employment conditions worldwide, as reflected in our handling of issues such as our no-smoking policy, promoting employee fitness, and training courses (addressing RSI [Repetitive Strain Injury], lifting heavy objects and managing stress). All employees are provided with ergonomically optimized workplaces and workstations and, upon request, at each of its main sites, ASML provides ergonomic advice to any employee suffering from discomfort.

For those employees who do become ill, ASML focuses on ensuring that the employee recovers as rapidly as possible and is able to safely return to work. We do this through systematic sick leave monitoring, an active reintegration policy, in-house case management and providing opportunities to adjust the workload where appropriate. If necessary, the appropriate systems and equipment are put in place to enable employees to work from home on special assignments.

At ASML in Wilton, a company doctor is available for 500 hours per year for all accidents that are work or non-work related. This role is curative in nature. In Veldhoven, a company doctor is available for 1,000 hours per year in a preventative and curative role. This individual plays a part in preventing illness due to labor circumstances and in reintegrating employees that have become ill from work or non-work related accidents.

Phone policy

In the Netherlands, as of May 1, 2004, when an employee reports sick, an absence coordinator from the Dutch Occupational Health and Safety Service (Arbodienst) will contact the employee by telephone on the very same day, instead of sending out a standard questionnaire. By contacting the sick employee directly at home, the absence coordinator, who has a medical qualification, can evaluate the employee's symptoms and estimate how long recovery may take. Following the call to the employee, the absence coordinator will contact the employee's direct supervisor and give feedback about the estimated time of recovery. During the period of absence, the coordinator will keep in regular contact with the employee.

Research has shown that this approach can lead to a decrease in absence due to illness. One clear advantage is that a phone call is more personal than a questionnaire. Moreover, the coordinator's medical background allows him or her to rapidly determine whether the employee should be referred to the company doctor. Managers and direct supervisors are better informed about the sick employee's status, and ASML is able to better evaluate absence resulting from sickness and gain more insight into employees' symptoms and/or complaints. This ultimately means that we are able to proactively address health issues within ASML wherever possible, resulting in a healthier organization.

Health check-ups

Research also indicates that it is important to recognize potential risks to employees in senior and/or managerial positions at an early stage. This particularly applies to employees aged 40 and over. In 2004, ASML therefore introduced an annual voluntary health check-up for all senior and executive management in the Netherlands (salary group 92 and higher) above the age of
40. This has been taken up by some 55 employees, the vast majority of those eligible. These check-ups enable the risk of absence due to illness to be further reduced. The results of the check-up are strictly confidential and are not shared with ASML. Employees are also entitled to discuss the results with the company doctor if desired.

Flu vaccination

North America experienced a flu vaccine shortage in 2004. However, ASML's Wilton facility did obtain 180 flu shots for its employees and also donated 70 flu shots to Circle Medical Group, a non-profit organization that treats patients with AIDS/HIV.

8.   Safety

ASML is firmly committed to providing a safe working environment for all its employees, contractors and business partners.

Preventing incidents

Through comprehensive safety training, stringent safety practices, control of workplace hazards and design-for-safety principles, ASML aims to achieve a zero occupational injury rate in all its facilities. In the event that an incident does occur, procedures are in place for effective investigation.

Accidents

In 2004, 112 accidents in total have been reported within the ASML organization. Of these accidents, 65 were minor accidents (only First Aid medical treatment was necessary) and 47 were recordable accidents.

A recordable accident is an event whereby the employee:

o    is fatally injured

o    has lost consciousness

o    cannot return to work (lost work days)

o    is transferred to another job (restricted work days)

o    requires medical treatment beyond First Aid

o is defined by a physician or other health-care provider as having a recordable injury or illness.

Of the 47 recordable accidents at ASML in 2004, none was fatal. Thirty-eight required the employee to have medical treatment beyond First Aid, and the remaining 9 accidents were lost work day cases.

                                  [PIE CHART]

Incident rates

In 2004, ASML had an incident rate of 1 (i.e., 1 recordable accident per 100 full-time employees working a full year), compared to 1.3 in 2003. ASML's incident rate therefore remains well below the Semiconductor Equipment Manufacturing Industry's Incident Rate of 4.7.

The average number of days away from work for the 9 lost work day cases was
16.7. However, this number is skewed by a single recordable accident in Wilton. Adjusted for this case, the average number is 6.1.

Safety training

ASML understands the importance of adequate training to ensure that employees understand potential hazards and can take the appropriate action.

Veldhoven, the Netherlands

ASML provides customized safety training courses to personnel working in certain conditions or carrying out certain activities. These courses address emergency response, team training, First Aid, hoisting and lifting, protocols, laser safety, and handling dangerous materials. In total, 787 Veldhoven employees received training on these topics.

Wilton, Connecticut

The Wilton site provided training on safety issues to 741 employees. All new employees were required to attend an orientation class which covered health, safety, security, and medical topics. Employees with specialized jobs received training on eye and hand protection, First Aid, forklift (powered industrial truck) safety, overhead crane safety, shipping dangerous goods, and warehouse safety. Supervisors and managers received training on accident investigation techniques.

Tempe, Arizona

The Tempe site provided 250 employees with training on general EHS awareness. In addition, those employees that operate industrial trucks received training on forklift (powered industrial truck) safety.

Customer Support

Customer Support organized EHS workshops in Veldhoven and in Beijing, China for the local EHS facilitators to incorporate local legislation elements into the existing EHS training. A total of 16 employees participated in these workshops.

Subsequently, Customer Support introduced a new training course for all employees worldwide called "Local Legislation on EHS." The training is available in Chinese, Dutch, English, French, German, Italian, Japanese and Korean languages. In total, 1,457 employees received this training.

In the U.S., 623 employees received 10 hours of Occupational Health and Safety Administration Training, after which they were awarded an OSHA 10 Certification Card. Employees with specialized jobs received training on forklift (powered industrial truck) safety. Employees were trained on the ISO 14001 Environmental Management System, while supervisors and managers received training on managing employee safety and health.

Rapid emergency response

In the event of an emergency, such as a fire or earthquake, responding rapidly can save lives. ASML ensures its employees know how to respond and has appointed designated emergency response teams worldwide that are trained to assist and lead other employees in dangerous situations. These teams are trained in First Aid, building evacuation and/or fire-fighting.

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9.   Product EHS

ASML's success depends upon our ability to provide customers with products that are not only superior in terms of performance, but also in terms of safety. Our product safety engineers make certain that safety measures are incorporated into equipment from the earliest design stage. All potential hazards are identified at this stage, when most problems can still be easily and cost-effectively resolved. Where equipment hazards cannot be designed out, steps are taken to incorporate safeguards into the system to make certain that no single failure mode or operator error can lead to a hazardous exposure of the operator, facility personnel or the environment. This is achieved through investigating and reviewing new designs, often directly with the customer on site, and providing advice and information within the company. Product safety at ASML is a priority throughout the entire lifecycle. Product safety engineers are not only responsible for reviewing the design, but also for defining specifications for the safe disposal of equipment once it reaches the end of its cycle.

Minimizing our environmental footprint

Our product safety engineers ensure the energy specifications for all our products remain as low as possible without compromising performance. One example of this is the new XT platform, introduced in 2004. This smaller 300 mm tool uses substantially less energy and in due course will replace the existing AT platform. In addition, an active policy to minimize the amount of lead used in the soldering of electronics was adopted in 2004.

Meeting SEMI standards

Standards followed for product safety include all applicable regional regulations and the Semiconductor Equipment Manufacturing Institute (SEMI) S2 Safety Guidelines for Semiconductor Manufacturing Equipment, which address chemical, radiation, electrical, physical, mechanical or environmental hazards, as well as fires and explosions, earthquake protection, ventilation and exhaust, and ergonomics. Third-party audits are conducted to ensure these standards are met. No major non-compliances have been found during these audits.

Leading the way

In order to proactively plan our response to proposals for standards that are still to be finalized, ASML participates actively in discussions on product safety standards for the semiconductor industry. Throughout 2004, one of our product safety engineers served as Chair of the European SEMI EHS Committee and led presentations in Japan, Munich and San Francisco on safety systems selection for semiconductor tools.

Screening of new materials

ASML is continuously investigating new technologies and materials, and our EHS experts regularly screen new materials for any chemical, physical or toxicological properties or hazards in order to protect both the environment and our people. In 2004, we also paid particular attention to materials that fall under the Restriction of Hazardous Substances (RoHS) European Union Directive.

Refurbishing existing products

ASML's Special Applications department actively pursues the refurbishment and adaptation of pre-owned machines, upgrading them so that they can be used again, either by the existing owner or new owners. Not only is this environmentally responsible, but it also enables us to incorporate upgrades and enhancements that extend the life and safety of the system. Refurbished equipment is subject to the same safety requirements as new ASML products.

Product EHS training

In 2004, all technical staff followed the module on product safety within ASML's general computer-based safety training program. A course on safety instructions (including liability) was given to a group of 50 production engineers and equipment engineers. A one-day course, "Advanced Practical Power Design for Semiconductor Tools," was given to 15 development engineers in both Veldhoven and Wilton.

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10.  ASML Worldwide Contact Information

Corporate Headquarters

De Run 6501
5504 DR Veldhoven
The Netherlands

Mailing address

P.O. Box 324
5500 AH Veldhoven
The Netherlands

U.S. main offices

8555 South River Parkway
Tempe, AZ 85284
U.S.A.

77 Danbury Road
Wilton, CT 06897
U.S.A.

Asia main office

Suite 603, 6/F
One International Finance Center
1, Harbour View Street
Central, Hong Kong, SAR

Corporate Communications

phone: +31 40 268 4941
fax: +31 40 268 3655
e-mail: corpcom@asml.com

Investor Relations

phone: +31 40 268 3938
fax: +31 40 268 3655
e-mail: investor.relations@asml.com

For more information please visit our website www.asml.com

EHS

phone: +31 40 268 7045
fax: +31 40 268 3989
e-mail: ehs@asml.com